UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CNPJ/MF N° 02.558.134/0001-58

NIRE N° 33.300.262539

Publicly Traded Company

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

SUMMONS NOTICE

Rio de Janeiro, March 19, 2008—The Board of Directors of TELE NORTE LESTE PARTICIPAÇÕES S.A. (the “Company”) calls the Company’s shareholders for a General Shareholders’ Meeting to be held on April 4th 2008, at 5:30 pm, at the Company’s headquarters located in the city of Rio de Janeiro, RJ, at Rua Humberto de Campos, 425, 8th floor, Leblon, to deliberate and vote on the items of the following agenda:

ORDINARY SHAREHOLDER’S MEETING

(i)	Analysis, discussion and approval of the Company’s Financial Statements, Management Report and Report of Independent Auditors of the Company for the fiscal year ending December 31, 2007;

(ii)	Approval of management’s proposal for the allocation of net income and the distribution of dividends, taking into account the interest on capital declared during the fiscal year ending December 31, 2007, the payment of profit sharing to the employees in accordance with article 41 of the Company’s By-Laws and the capital expenditures budget;

(iii)	Election of the members of the Company’s Board of Directors in complementation of term in accordance with article 150 of Law No. 6,404 (Brazilian corporate law);

(iv)	Election of the members of the Company’s Fiscal Committee and their respective alternates; and

(v)	Establishment of fiscal year 2008 compensation for the Company’s management and members of the Company’s Fiscal Committee.

EXTRAORDINARY SHAREHOLDER’S MEETING

(i)	Analysis, discussion and approval of the management’s proposal for the maximum limits to be declared as Interest on Capital for the fiscal year 2008, of up to R$700 million (seven hundred million Reais).

GENERAL INFORMATION:

1.	The documentation related to the agenda of the General Shareholders’ Meeting is available at the Company’s headquarters.

2.	All powers of attorney to vote at the General Shareholders’ Meeting (proxy voting) must be submitted to the Company’s legal department (“Diretoria Jurídica”) located in the City of Rio de Janeiro, RJ, at Rua Humberto de Campos, 425, 6th floor, Leblon, from 9:00 am to 12:00 pm and form 2:00 pm to 6:00 pm, until March 31st 2008.

3.	Shareholders of voting shares (ON’s) whose shares are registered with a custodian agent who wish to vote their shares at the General Shareholders’ Meeting, must present a statement issued as of March 31st, 2008 by the custodial agent, indicating the amount of shares of the Company held by such shareholders as of said date.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

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